EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The chart below lists all current subsidiaries of VeriFone Holdings, Inc.

Legal name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
Lipman USA, Inc.	New York
VeriFone (Argentina) S.A.	Argentina
VeriFone Australia Pty. Limited	Australia
Lipman do Brasil Commercio Ltda.	Brazil
Lipman do Brasil Servicio Ltda.	Brazil
VeriFone do Brasil LTDA	Brazil
VeriFone Canada Limited	Canada
VeriFone SA	France
VeriFone North Asia Limited	Hong Kong
VeriFone India Private Limited	India
Lipman Electronic Engineering Ltd.	Israel
VeriFone Ltd. (Malta)	Malta
VeriFone S.A. de C.V.	Mexico
VeriFone B.V.	Netherlands
VeriFone Shanghai Co. Ltd.	PRC
VeriFone Singapore Pte. Ltd.	Singapore
VeriFone Systems Pte. Ltd.	Singapore
VeriFone Espana, S.A.	Spain
VeriFone Elektronik ve Danismanlik Ltd. Sirketi	Turkey
Dione Ltd.	United Kingdom
VeriFone (UK) Limited	United Kingdom